Exhibit 99.5

Hollinger

November 11, 2005

Mr. Randall C. Benson
c/o 1379074 Ontario Ltd.	TELEPHONE: (416) 363-8721
3098 First Street	FAX: (416) 363-4187
3098 First Street FAX: (416) 363-4187
Burlington, ON  L7N 1C6

Dear Randy:

Hollinger Inc. (the "Corporation") is pleased to retain 1379074 Ontario Ltd. as advisor to the Corporation and to appoint you as Chief Restructuring Officer and a Director of the Corporation on the terms and conditions of the Term Sheet attached as Schedule A, both effective as of July 15, 2005.

Yours very truly, HOLLINGER INC.

By:	/s/ Joseph H. Wright
Joseph H. Wright
Chair, Board of Directors
Hollinger Inc.

__________________________

I accept the position of Chief Restructuring Office and Director of Hollinger Inc. on the terms and conditions of the Term Sheet attached as Schedule A.

/s/ R.C. Benson
Randall C. Benson

1379074 Ontario Inc. accepts the retainer as advisor to Hollinger Inc. on the terms and conditions of the Term Sheet attached as Schedule A.

1379074 ONTARIO INC.

/s/ R.C. Benson
Randall C. Benson
President

HOLLINGER INC., 10 TORONTO STREET, TORONTO, CANADA M5C 2B7

SCHEDULE A

TERM SHEET

Following is an outline of the terms on which Hollinger Inc. (the "Company") agrees to retain 1379074 Ontario Ltd. ("BensonCo") as its advisor and to Randy Benson ("Benson") being appointed as Chief Restructuring Officer and a director of the Company.  (For convenience, Benson and BensonCo are sometimes collectively referred to herein as the "Consultant".)

1.   Services and Retainer

1.1
The "Services" will be to assist the Company in the development and evaluation of litigation and regulatory proceedings management, restructuring, refinancing, merger, divestiture and other strategies and in the implementation of those strategies (the "Restructuring") which are approved by the board of directors of the Company (the "Board") and, through Benson, to perform the role of Chief Restructuring Officer of the Company (the "CRO") as described in Section 2.

1.2
BensonCo will be retained to and will provide the Services to the Company.  BensonCo's Services will be provided by Benson.  BensonCo and the Company will arrange that Benson will be appointed and serve as CRO and, so long as BensonCo's engagement continues hereunder.  Benson will also be appointed a member of the Board.  Benson will be employed by BensonCo.  He will not be employed by, or have the status of an employee of, the Company and he will not be entitled to receive any remuneration from the Company for serving as a member of the Board or as CRO.

2.   Role of CRO

2.1
The Company will appoint Benson as CRO and confer upon him the chief executive responsibility for the Company and concomitant authority.  Benson will accept such position and will, in the capacity of CRO, report directly to the Board.  As CRO, Benson will provide executive direction and leadership for the Company, primarily in relation to developing and evaluating strategic alternatives for the Company and implementing a Board-approved Restructuring plan as described in Section 1.  This will include leading negotiations with the various parties having dealings with the Company and its affairs, coordinating and instructing the Company's legal and financial advisors, and acting as the principal spokesperson for the Company on Restructuring matters.  Benson will make himself available for such number of hours during the week as the Company may from time to time reasonably require to serve as CRO.

3.   Compensation for Services

3.1           Certain Defined Terms:

"Acknowledgements" means the acknowledgements set out in Section 3.2.

"Change of Control" means the occurrence at any date hereafter of any of the following events other than an Excluded Event:

(i)
any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (Ontario) (any such person or group of persons acting jointly or in concert being hereinafter referred to as a "Control Person"), becomes the beneficial owner, directly or indirectly, of shares and/or other securities which, directly or following conversion thereof, would entitle the holders thereof to cast more than twenty percent (20%) of the votes attaching to all shares of the Company which may be cast to elect directors of the Company;

(ii)
Incumbent Directors no longer constituting a majority of the Board or having their powers restricted, in whole or in part, to manage the business and affairs of the Company pursuant to a legally enforceable unanimous shareholder agreement;

(iii)	a sale or other disposition of all or substantially all of the property or assets of the Company; or

(iv)
any determination by the majority of Incumbent Directors that a change in control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of this Agreement.

"Commencement Date" means July 15, 2005.

"Engagement Term" means the period commencing on the Commencement Date and ending when BensonCo's engagement to provide the Services is terminated.

"Excluded Event" means any change in the holding, direct or indirect, of shares in the capital of the Company, or a change in the percentage of shares held, by reason of:

(i)	the cancellation of previously outstanding shares directly or indirectly held by one or more Ravelston Entities;

(ii)	a sheriff, receiver, receiver/manager, custodian, liquidator, trustee in bankruptcy or other officer of a court directly or indirectly acquiring shares in the capital of the Company;

(iii)	Hollinger Inc. or any of its affiliates (other than Hollinger International Inc. and its subsidiaries) acquiring shares directly or indirectly held by one or more Ravelston Entities;

(iv)
a transfer of shares within a related group of entities acting in combination or jointly or in concert where there is no change in the person directly or indirectly entitled to control how such shares will be voted.

"Good Reason" means the occurrence of any one or more of the following conditions without the prior written consent of Benson, which conditions remain in effect ten days after written notification by Benson to the Chair or Lead Director of the Company (any such notification to have been given within 60 days of Benson first learning of the condition referred to therein) that he objects to the occurrence of such condition:

(i)	the assignment to or removal from Benson of a set of responsibilities that represents a material change in Benson's then-current responsibilities as CRO;

(ii)	a change in the reporting relationship of Benson to the Board or in the reporting relationships of other executives of the Company to Benson as CRO or to the Board;

(iii)	the requirement that Benson relocate his office to a location that is outside a 50 kilometre radius of the current location of the CRO's office; and

(iv)	a Change of Control.

"Incumbent Directors" means those persons who are directors of the Company as of the Commencement Date, and up to three additional persons who may be appointed as directors at any time within three months thereafter.

"Matters" means, having regard to the Acknowledgements, one or more material projects, actions, transactions, and/or agreements in respect of the Company or any asset, liability, ownership interest, claim, proceeding or circumstance relating to the Company which are not in the ordinary course or of a routine nature and in respect of which BensonCo will provide significant Services, including without limitation the Ravelston Receivable and the Ravelston Litigation.

"Milestones" means any Value Realization in respect of any Matters during the Engagement Term or the Sunset Term.

"Milestone Fees" has the meaning given in Section 3.3.2.

"Minimum Term" has the meaning given in Section 4.1.

"Ravelston Entities" means The Ravelston Corporation Limited and parties associated or affiliated with Ravelston excluding the Company and its subsidiaries.

"Ravelston Litigation" means the Company's claims against certain of the Shareholder/Manager Group in excess of $600,000,000 in damages, in respect of which the Company has commenced a legal proceeding.

"Ravelston Litigation Milestone" means any Value Realization in respect of the Ravelston Litigation during the Engagement Term or the Sunset Term.

"Ravelston Receivable" means certain amounts shown on the books of the Company as being payable to the Company by any Ravelston Entities, the amount of which is not in dispute.

"Ravelston Receivable Milestone" means any Value Realization in respect of the Ravelston Receivable during the Engagement Term of the Sunset Term.

"Realized" and "Realization" means the actual realization by the Company or its Shareholders of Value in respect of any Matter or Matters in one or more actions (where final judgement or settlement has been obtained), transactions and/or agreements, having regard to the Acknowledgements.

"Shareholder/Manager Group" means certain of the Company's past and current direct and indirect shareholders, directors, officers, employees and related parties including certain of the Ravelston Entities.

"Sufficient Cause" means the occurrence of a material breach by BensonCo of its obligations under this engagement which is not cured within 10 days of written notification to BensonCo from the Company or an act of theft, dishonesty or wilful misconduct by the Consultant in the performance of the Services or if Benson resigns as CRO otherwise than pursuant to Section 4.4.

"Sunset Term" means, in respect of any Matter, a period ending 12 months following the expiry of the Engagement Term, provided that, for any litigation or arbitration proceeding in respect of which the trial hearing commenced prior to the expiry of the Engagement Term, the Sunset Term will not expire until 12 months following the date on which a final judgement is obtained or the date of a final and binding settlement disposing of such Matter, as the case may be.

"Value" means the actual net fair value or net benefit of any cash receipt, set off, assignment, settlement, release, discharge, forbearance, disposition, compromise, trade off or other agreement, resolution or dealing in respect of the Company or its shareholders or any asset, liability, ownership interest, claim, proceeding or circumstance relating to the Company or its shareholders, having regard to the Acknowledgements.

"Work Fee" has the meaning given in Section 3.3.1.

3.2                  Acknowledgements:  The Company and BensonCo acknowledge as follows:

3.2.1
The Company's circumstances are unique and complex.  They include the Company's interrelationships and past dealings with members of the Shareholder/Manager Group and with its principal subsidiary Hollinger International Inc. and other subsidiaries and the various legal and regulatory proceedings and causes of action that do or may exist as between or involving various of those and other persons.

3.2.2	It is in the best interests of the Company to identify, develop and implement strategies intended so far as possible to resolve uncertainties and complexities affecting the Company.

3.2.3
The ultimate form of a Restructuring (a) may not involve achievement of Milestones regarding the Ravelston Receivable or the Ravelston Litigation notwithstanding the BensonCo's Services in that regard, and (b) in addition to or in lieu of any Ravelston Receivable and Ravelston Litigation, may involve other Matters.

3.2.4
In determining the Value Realized in respect of any Matter, the nominal amount of any claim against or by the Company is not necessarily equal to its Value and, in particular, such nominal amount may have been substantially inflated for tactical or other reasons.

3.2.5
Value can be Realized in different measures and at different stages in respect of a particular Matter or Matters, by different means, and either in respect of a single Matter or in respect of a number of Matters as part of a broader combination of agreements, actions and transactions.  For instance, without limiting the generality of the foregoing:

(a)
Value can be Realized in respect of a Matter by the obtainment of a final judgement or settlement in favour of the Company notwithstanding that the judgement may not be fully collectible or that the proceeding does not involve a damages award in favour of or against the Company;

(b)
Value can be Realized in respect of a Matter if claims by the Company, whether before or after being reduced to judgement, are abandoned, settled or otherwise disposed of without payment to the Company if and to the extent that such action contributes to other actions, transactions or agreements that result in Value being Realized by the Company; and

(c)	Value can be Realized by the reduction of uncertainties and/or complexities existing in respect of the Company.

3.2.6
For purposes of the Milestone Fee provisions hereof, where Value has been Realized in respect of any Matter, the Milestone Fees payable in respect thereof will be deemed to be unaffected by any subsequent dealing by the Company in respect of that Matter or Value Realization unless BensonCo otherwise agrees.

3.2.7
The Milestone Fees are intended to vary substantially in relation to the Value Realized in respect of any Matter so as to incentivize BensonCo to help maximize Value Realized by the Company in respect of the Matters.  The determined amount of Milestone Fees should be reflective of this intent and of BensonCo's willingness to share with the Company the risk as to whether Value will be Realized in respect of any Matter.

3.2.8
During the Engagement Term, BensonCo will have an oversight role and will provide significant Services with regard to all, aspects of the Restructuring and the Company.  All contributions of Benson as CRO and as a director of the Company will be deemed to be Services provided by BensonCo for purposes hereof.  The nature and extent of involvement of BensonCo relative to any other advisors in the achievement of any Milestones will not be a consideration in determining the amount of any Milestone Fees.

3.2.9
No approval or other action by Benson as CRO or as a director of the Company in respect of any action, transaction or agreement of the Company or other matter, which is not in breach of BensonCo's obligations under this engagement, will adversely affect BensonCo's rights under this engagement, including, without limitation, rights with respect to Milestone Fees and to terminate this engagement.

3.2.10
If during the Engagement Term BensonCo has contributed substantially towards a Milestone in any Matter and a Milestone is achieved in respect of that Matter during the Sunset Period then BensonCo will be entitled to a Milestone Fee in respect of and reflecting the progress towards the Milestone during the Engagement Period.

3.3              BensonCo's compensation for the Services will be as follows:

3.3.1 Work Fee:  BensonCo will be entitled to a work fee of $75,000 per month during the Engagement Term ($37,500 for Services provided in July 2005), due and payable in advance monthly (the "Work Fee").

3.3.2 Milestone Fees: Subject as hereinafter provided, BensonCo will be entitled to fees in relation to achieving a Milestone as follows ("Milestone Fees"):

(a)	Ravelston Receivable Milestones and Milestone Fees: The Milestone Fees upon achievement of any Ravelston Receivable Milestone will be calculated as follows:

(i)	for amounts in aggregate up to $35,000,000, an amount equal to 1% thereof;

(ii)	for any further amounts exceeding $35,000,000 but not in aggregate exceeding $50,000,000, an amount equal to 1.5% thereof; and

(iii)	for any further amounts exceeding $50,000,000, an amount equal to 2% thereof.

(For illustration purposes, Realizations totalling $70,000,000 in respect of the Ravelston Receivable would result in a Milestone Fee of $975,000 (i.e. $350,000 pursuant to clause (i) above, $225,000 pursuant to clause (ii) above and $400,000 pursuant to clause (iii) above.)

(b)	Ravelston Litigation Milestones and Milestone Fees: The Milestone Fees upon achievement of any Ravelston Litigation Milestone will be calculated as follows:

(i)	for amounts in aggregate up to $100,000,000, an amount equal to 0.5% thereof; and

(ii)	for any further amounts exceeding $100,000,000, an amount equal to 0.25% thereof.

(c)
Matters and Milestones Fees:  The Milestone Fees upon achievement of any other Milestones will be determined as follows.  The Company and BensonCo, acting in good faith, will negotiate mutually satisfactory Milestone Fees for achievement of Milestones as appropriate from time to time, having regard to the Acknowledgements.  In this regard, the Company and BensonCo will:

(i)
where appropriate, endeavour to determine appropriate metrics or methodologies (x) to measure or evaluate Value Realized in respect of any relevant Matter and (y) for determining Milestone Fees therefor,

(ii)
have regard to the mutual intention of the parties that the Company will pay Milestone Fees to BensonCo having regard to the results achieved and to recognize that, within the range of what is a fair and reasonable Milestone Fee in all the circumstances, the parties intend that BensonCo's fee be at or above the middle of such range,

(iii)
have regard to the Milestone Fees specified in Subsections 3.3.2(a) and (b) as indicative of the magnitude of Milestone Fee BensonCo might reasonably receive for other Milestones of comparable Value Realization,

(iv)	have regard to short-term success-based incentive compensation provided to persons performing a similar role in relation to public company restructurings of similar complexity and/or amounts at issue,

(v)	not have regard to whether the achievement of any related Milestone has made the options referred to herein more valuable; and

(vi)	for purposes of any Milestone referred to in Section 3.2.10, have regard to the progress towards the Milestone during the Engagement Term.

(d)	Time for Payment: Milestone Fees in respect of any Matter will be due and payable within ten business days of achievement of the relevant Milestone.

(e)
Arbitration:  In the event the parties are unable to agree upon the entitlement to or amount or time for payment of, any Milestone Fee, at the instance of either party the dispute will be submitted and decided through final binding arbitration conducted by a single arbitrator who will be a suitably experienced active or retired investment banker who (and whose firm) is independent of the parties (except as may be disclosed and consented to by the parties).  An arbitrator meeting those criteria will be chosen by agreement of the parties within seven days, failing which, by the ADR Institute of Ontario or another mutually acceptable body, failing which, on application of either of the parties, by a court acting pursuant to the Arbitration Act, 1991 (Ontario).  The arbitration will be completed within 90 days of the arbitrator's appointment.  Each of the Company and BensonCo will submit to the arbitrator (with a copy to the other party) a written submission (not exceeding 30 pages) in support of its position on the issues.  The arbitrator will, in making its decision, have regard to the Acknowledgements.  All expenses in respect of the arbitration process will be borne by the Company, provided that the arbitrator may, in its discretion, make an award of costs in the cause against BensonCo if it finds that BensonCo acted in bad faith in commencing the arbitration.

3.3.3                  Stock Options Agreement:

(a)
The Company will concurrently grant to BensonCo options under its executive stock option plan to purchase an aggregate of 1,000,000 common shares of the Company at an exercise price not more than $5.50 per share.

(b)
During the term of BensonCo's engagement hereunder, one-quarter of such options will vest immediately, an additional one-quarter of such options will vest three months following the Commencement Date (as defined in Section 4.1), an additional one-quarter of such options will vest six months following the Commencement Date and an additional one-quarter will vest nine months following the Commencement Date; provided that, in the event that (x) the Company terminates BensonCo's engagement other than pursuant to Section 4.1, 4.2 or 4.3, or (y) BensonCo terminates its engagement pursuant to Section 4.4, all unvested options will vest immediately upon the occurrence of such event.

(c)
Vested options will be exercisable immediately in whole or in part from time to time for freely tradeable common shares and will expire on the date immediately following the date that is three years after the end of the Engagement Term; provided that, if any of Hollinger's common shares are subject to any cease trade order or similar restraint on trading imposed by any court, stock exchange or securities regulatory authority during the last 18 months of such three year period, the exercise period of the options will be extended by a period equal to the number of days any such trading restraint is in effect..

(d)	The options will be adjusted in the events and in the manner specified in Schedule A hereto.

(e)
If due to applicable law including orders of securities regulatory authorities, the Company is unable to grant BensonCo such options or if BensonCo is unable to exercise such options or to sell common shares of the Company issuable upon exercise of such options, then the Company will promptly provide alternate consideration to BensonCo having an equivalent total after-tax value to BensonCo (provided that, following receipt of such alternate compensation, BensonCo will surrender the relevant number of options or shares or rights thereto in lieu of which such alternate compensation was provided or take other mutually acceptable actions so as to avoid double compensation).

3.3.4
Reimbursement of Expenses:  The Company will reimburse the Consultant for reasonable out-of-pocket expenses in entering into and performing this agreement, including legal fees (including those relating to the preparation and negotiation of this term sheet and any resulting definitive agreements), travelling and communications expenses and courier charges.

3.3.5
Applicable Taxes:  All fees and expense reimbursements may be subject to applicable federal Goods and Services Tax and applicable provincial sales tax.  Where tax is applicable, an additional amount equal to the amount of tax owing thereon will be charged to and payable by the Company.

4.  Term and Termination

4.1
Minimum Term and Renewals:  BensonCo's engagement and provision of Services commenced on the Commencement Date and will continue at least until July 31, 2006 (the "Minimum Term").  As at the expiry of the Minimum Term or as the end of any month following the Minimum Term, BensonCo or the Consultant may terminate such engagement by providing the other party with at least 30 days' prior written notice.

4.2
Termination on Death or Disability:  BensonCo's engagement will automatically terminate upon the death of Benson.  The Company may terminate BensonCo's engagement if Benson suffers a physical or mental disability that prevents BensonCo from providing the Services for a period of 60 days, whether or not consecutive and that is, in the opinion of a duly qualified medical practitioner selected by the Company, likely to continue to the same degree for a further period of more than 30 days.  Benson agrees to submit to any reasonably required medical examination by such practitioner for purposes of this Section 4.2 and that such medical practitioner may reveal the results of such medical examination to the Company.

4.3	Termination by Company for Sufficient Cause: The Company may terminate BensonCo's engagement at any time for Sufficient Cause.

4.4	Termination by Consultant for Good Reason: BensonCo may terminate its engagement at any time for Good Reason.

4.5
Fee Consequences if Termination on Death or Disability or for Sufficient Cause, Etc.:  If the Company terminates the engagement of BensonCo pursuant to Section 4.2 or 4.3, or if BensonCo terminates its engagement other than for Good Reason, then BensonCo will not be entitled to any further Work Fees or Milestone Fees except as expressly provided herein.

4.6
Fee Consequences if Other Termination by Company or Termination by Consultant for Good Reason: The Company may at any time terminate the engagement of BensonCo for reasons other than as contemplated by Sections 4.1, 4.2 and 4.3 above.  However, if the Company terminates the engagement of BensonCo other than pursuant to Section 4.1, 4.2 or 4.3, or if the Consultant terminates the engagement for Good Reason, then:

(a)	if such termination occurs before the end of the Minimum Term, the Company will promptly pay to BensonCo all unpaid Work Fees to the end of the Minimum Term;

(b)
if such termination occurs following a Change of Control, the Company will promptly pay to BensonCo a fee equal to the greater of (i) nil and (ii) two times the total Work Fees earned to the date of termination, subject to a maximum of $1,500,000, provided that if such termination occurs during the Minimum Term, the foregoing amount will be reduced by an amount equal to any amount paid pursuant to clause (a) above; and

(c)
BensonCo will be entitled to Milestone Fees for Matters on which BensonCo has made a substantial contribution towards a Milestone during the Engagement Term, so long as the Milestone is achieved prior to the end of the Sunset Period, having regard to the Acknowledgements including, without limitation, Section 3.2.10.

4.7
Survival of Indemnification Fee Reimbursement and Option Obligations:  The Company's obligations to indemnify the Consultant and other Indemnified Parties, to reimburse the Consultant for expenses and in relation to the options referred to above will survive Benson ceasing to be the CRO and/or a director of the Company, the completion of the engagement of BensonCo and any other termination of the agreement.

4.8
Resignation by Benson:  Upon any termination of BensonCo's engagement hereunder, Benson will be deemed to have automatically, and without further notice or formality, ceased to be a director of the Company and ceased to be the CRO.  Nothing herein affects Benson's right to resign as a director and/or as CRO of the Company at any time.

5.   Indemnification and Acknowledgements by Company

5.1	Indemnification: The Company will indemnify BensonCo and Benson in accordance with Schedule B hereto.

5.2
Acknowledgements:  In addition, the Company will acknowledge and agree that Benson's responsibilities as a director and as CRO and BensonCo's responsibilities under its consulting agreement with the Company are to the Company as a whole and not to any particular shareholder or class of shareholders, and will agree not to threaten or engage in any legal proceeding against Benson or BensonCo (or any spouse, heirs, executors or administrators of Benson or any directors, officers, employees, independent contractors, agents, representatives, shareholders, successors or assigns of BensonCo), provided that the foregoing will not restrict the Company from pursuing legal recourse against Benson for breach of any fiduciary or other duties owed as a director of the Company and against BensonCo for gross negligence or wilful misconduct in respect of the engagement.

6.   Matters

6.1
Other Interests:  The Consultant may perform services for third parties during the term of this engagement provided, however, that such activities do not interfere with the efficient and timely performance of the Services, the Consultant does not provide services to a similar or competing business to that of the Company and the Consultant has procured the prior written consent of the Company, such consent not to be unreasonably withheld during the last three months of the Minimum Term or at any time thereafter.  The Company consents to the Consultant providing services to Ivaco Inc. pursuant to the Consultant's residual obligations in respect of that company, and to Benson serving as a director of Terra Nova Corporation, a publicly traded company.

6.2
Vacation:  Benson may take vacation time of up to one week for every three months during which the Consultant continues to be engaged, such vacation time to be scheduled in consultation with the Chairman or Lead Director of the Board.

6.3
Miscellaneous:  The consulting agreement will contain usual and customary provisions regarding (A) confidentiality obligations of the Consultant, (B) CRO's rights to coverage under such directors and officers liability and other insurance, any trust fund and other liability protection arrangements, in each case as are maintained for the other incumbent directors, (C) no compromise of Consultant's entitlements, (D) enurement, (E) restrictions on assignability (excluding BensonCo's right to assign its rights and delegate its obligations to any corporation controlled by Benson), (E) severability, (F) notices, (G) governing law of Ontario, and (D) any other terms to which the parties may agree.

*   *  *  *  *  *

SCHEDULE A

ANTI-DILUTION TERMS

ARTICLE 1
INTERPRETATION

Section 1.1            Definitions

In this Schedule A, unless there is something in the subject matter or context inconsistent therewith, the terms defined in this Section or elsewhere herein shall have the respective meanings specified in this Section or elsewhere herein:

(a)
"Agreement" means the agreement dated as of July 15, 2005 between the Corporation as issuer and BensonCo and Benson and providing for, among other things, the grant of the Options by the Corporation to BensonCo to which this Schedule A is attached and forms a part.

(b)	"Benson" means Randall C. Benson;

(c)	"BensonCo" means 1379074 Ontario Ltd., a corporation incorporated under the laws of Ontario;

(d)	"Business Day" means a day which is not Saturday or Sunday or a statutory holiday in the City of Toronto;

(e)	"Capital Reorganization" has the meaning attributed thereto in subsection 2.2(4);

(f)
"Common Shares" means the common shares in the capital of the Corporation as such shares exist at the close of business on July 15, 2005 and, in the event that there shall occur a change in respect of or affecting the Common Shares referred to in Article 2 (whether or not such change shall result in an adjustment in the Exercise Price), the term "Common Shares" shall mean the shares, other securities or other property which BensonCo is entitled to purchase resulting from such change;

(g)	"Common Share Reorganization" has the meaning attributed thereto in subsection 2.2(1);

(h)	"Corporation" means Hollinger Inc., a corporation existing under the laws of Canada, and its lawful successors from time to time;

(i)
"Current Market Price" of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded (i) on the TSX, or (ii) if the Common Shares are not traded on the TSX, on a recognized exchange or market, or (iii) if the Common Shares are not traded on such recognized exchange or market, on the over-the-counter market, during the 20 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending on the fifth trading day immediately prior to such date as reported by such market or exchange in which the Common Shares are then trading or quoted.  The weighted average price per Common Share shall be determined by dividing the aggregate sale price of all such shares sold on the aforementioned over-the-counter market, recognized exchange or market, as the case may be, during the aforementioned 20 consecutive trading days by the total number of such shares so sold.  If the Common Shares are not then traded in the over-the-counter market or on a recognized exchange or market, the Current Market Price of the Common Shares shall be the fair market value of the Common Shares as determined in good faith by the board of Directors of the Corporation after consultation with a nationally or internationally recognized investment dealer or investment banker;

(j)
"Director" means a director of the Corporation for the time being, and, unless otherwise specified herein, reference to "action by the Directors" means action by the Directors of the Corporation as a board, or whenever duly empowered, action by any committee of such board;

(k)	"Exercise Date" with respect to any Option means the date on which such Option is exercised in accordance with the Agreement;

(l)	"Exercise Period" means the period within which the Options may be exercised in accordance with the Agreement;

(m)
"Exercise Price" means the price per Common Share provided in the Agreement unless such price shall have been adjusted in accordance with the provisions of Article 2, in which case it shall mean the adjusted price in effect at such time;

(n)	"Options" means the options granted by the Corporation to BensonCo to purchase an aggregate of 1,000,000 Common Shares on the terms and conditions provided in the Agreement;

(o)	"Rights Offering" has the meaning attributed thereto in subsection 2.2(2);

(p)	"Rights Period" has the meaning attributed thereto in subsection 2.2(2);

(q)	"Shareholder" means a holder of record of one or more Common Shares;

(r)	"Special Distribution" has the meaning attributed thereto in subsection 2.2(3);

(s)
"this Schedule A", "herein", "hereby", and similar expressions mean and refer to this Schedule A and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "Section", and "subsection" followed by a number mean and refer to the specified Article, Section or subsection of this Indenture;

(t)	"TSX" means The Toronto Stock Exchange;

Section 1.2            Number and Gender

Unless elsewhere context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

Section 1.3            Interpretation Not Affected by Headings, Etc.

The division of this Schedule A into Articles, Sections and subsections, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Schedule A or the Options.

Section 1.4            Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

ARTICLE 2

ADJUSTMENT OF OPTIONS AND EXERCISE PRICE

Section 2.1            General

The number of Common Shares which may be purchased pursuant to the Options and the Exercise Price shall be adjusted in the events and in the manner specified in this Article 2.

Section 2.2	Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

The Exercise Price (and the number of Common Shares purchasable upon exercise in the case of subsections (4) and (5) below of this Section 2.2) shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(1)                      Common Share Reorganization.  If during the Exercise Period the Corporation shall:

(a)	issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of stock dividend or other distribution, or

(b)	subdivide, redivide or change its outstanding Common Shares into a greater number of Common Shares, or

(c)	consolidate, reduce or combine its outstanding Common Shares into a lesser number of Common Shares,

(any of such events in these clauses (a), (b) and (c) being called a "Common Share Reorganization"), then the Exercise Price shall be adjusted as of the effective date or record date, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date).  If during the Exercise Period a Common Share Reorganization shall occur which results in an adjustment in the Exercise Price pursuant to the provisions of this Section 2.2, the number of Common Shares purchasable pursuant to each Option shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(2)                      Rights Offering.  If during the Exercise Period the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue ("Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder of less than the Current Market Price for the Common Shares on such record date (any of such events being called a "Rights Offering"), then the Exercise Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(a)	the numerator of which shall be the aggregate of:

(i)	number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii)
a number determined by dividing (i) either (a) the product of the number of Common Shares issued or subscribed during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered, or, as the case may be, or (b) the product of the exchange or conversion price per share of such securities offered and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering have been exchanged or converted during the Rights Period, by (ii) the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(b)
the denominator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering or upon the exercise of the exchange or conversion rights contained in such exchangeable or convertible securities under the Rights Offering.

If BensonCo shall have exercised its right to purchase Common Shares during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period therefor, it shall, in addition to the Common Shares to which it is otherwise entitled upon such exercise, be entitled to that number of additional Common Shares equal to the result obtained when the difference, if any, resulting from the subtraction of the Exercise Price as adjusted for such Rights Offering pursuant to this subsection (2) from the Exercise Price in effect immediately prior to the end of such Rights Offering is multiplied by the number of Common Shares purchased upon exercise of Options held by it during such period, and the resulting product is divided by the Exercise Price as adjusted for such Rights Offering pursuant to this subsection (2).  Such additional Common Shares shall be deemed to have been issued to BensonCo immediately following the end of the Rights Period and a certificate for such additional Common Shares shall be delivered to BensonCo within ten Business Days following the end of the Rights Period.

(3)                      Special Distribution.  If during the Exercise Period the Corporation shall issue or distribute to all or to substantially all the holders of the Common Shares:

(a)
securities of the Corporation including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or property or assets and including evidences of its indebtedness, or

(b)	any property or other assets,

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price shall, subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(c)	the numerator of which shall be:

(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(ii)
the excess, if any, of (A) the fair market value on such record date, as determined by good faith action by the Directors, which action shall, if required, be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over (B) the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, as determined by good faith action by the Directors; and

(d)	the denominator of which shall be the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date.

(4)                           Capital Reorganization.  If during the Exercise Period there shall be a reclassification of Common Shares at any time outstanding or a change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity or any other transaction which results in a change of control of the Corporation (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity, (any of such events being herein called a "Capital Reorganization"), if BensonCo exercises its right to purchase Common Shares pursuant to Options then held after the effective date of such Capital Reorganization, it shall be entitled to receive, and shall accept for the same aggregate consideration in lieu of the number of Common Shares to which it was theretofore entitled upon such exercise the aggregate number of shares, other securities or other property which BensonCo would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, BensonCo had been the registered holder of the number of Common Shares to which BensonCo was theretofore entitled upon exercise of the Options subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in Sections 2.2 and 2.3 hereof, provided however, that no such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken to so entitle BensonCo.  If determined appropriate by the Corporation, acting reasonably, and, if required, subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 2 with respect to the rights and interests thereafter Of BensonCo to the end that the provisions set forth in this Article 2 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Options.  Any such adjustments shall be made by and set forth in terms and conditions supplemental hereto approved by good faith action by the Directors and by the Corporation.

Section 2.3	Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

For the purposes of Section 2.2:

(1)                      The adjustments provided for in Section 2.2 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest one-tenth of one cent and shall be made successively whenever an event referred to therein shall occur, subject to the following subsections of this Section 2.3.

(2)                      No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment shall be made in the number of Common Shares purchasable upon exercise of an Option unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions of this subsection 2.3(2) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(3)                      No adjustment in the Exercise Price or in the number of Common Shares purchasable upon exercise of Options shall be made in respect of any event described in Section 2.2, other than the events referred to in clauses (b) and (c) of subsection (1) thereof, if BensonCo is entitled to participate in such event on the same terms, mutatis mutandis, as if BensonCo had exercised its Options prior to or on the effective date or record date of such event.

(4)                      No adjustment in the Exercise Price shall be made pursuant to Section 5.2 in respect of the issue from time to time of Common Shares purchasable on exercise of the Options, and any such issue shall be deemed not to be a Common Share Reorganization or Capital Reorganization.

(5)                      If a dispute shall at any time arise with respect to adjustments provided for in Section 2.2, such dispute shall be conclusively determined by the Corporation's auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the Directors and any such determination shall be binding upon the Corporation and BensonCo.  Notwithstanding the foregoing, such determination shall, if required, be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading.  Such auditors or accountants shall be provided access to all necessary records of the Corporation.  In the event that any such determination is made, the Corporation shall deliver a certificate to BensonCo describing such determination.

(6)                      In case the Corporation after July 15, 2005 shall take any action affecting the Common Shares, other than action described in Section 2.2, which in the opinion of the Directors of the Corporation would materially affect the rights of BensonCo, the Exercise Price and the number of Common Shares purchasable upon exercise shall be adjusted in such manner, if any, and at such time, by action by the Directors, in their reasonable discretion as they may determine to be equitable in the circumstances, but subject in all cases to any necessary regulatory approval.  Failure of the taking of action by the Directors so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares shall be conclusive evidence that the board of Directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(7)                      If the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of any Option shall be required by reason of the setting of such record date.

(8)                      In the absence of a resolution of the Directors fixing a record date for a Special Distribution or Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

(9)                      As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to any of the Options, including the Exercise Price and the number or class of shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of counsel to the Corporation, be necessary in order that the Corporation have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Options are entitled to receive on the full exercise thereof in accordance with the provisions thereof and hereof.

Section 2.4	Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

 In any case in which this Article 2 shall require that an adjustment shall be effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such an event:

(a)
issuing to BensonCo in respect of any Option exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event, and

(b)	delivering to BensonCo any distributions declared with respect to such additional Common Shares after such Exercise Date and before such event;

provided, however, that the Corporation shall deliver or cause to be delivered to BensonCo, an appropriate instrument evidencing such holder's right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable on the exercise of any Options and to such distributions declared with respect to any additional Common Shares issuable on the exercise of any Options.

Section 2.5	Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise
Purchasable Upon Exercise

(1)                      At least 10 Business Days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment in any of the subscription rights pursuant to any of the Options, including the Exercise Price and the number of Common Shares which are purchasable upon the exercise thereof, or such longer period of notice as the Corporation shall be required to provide BensonCo in respect of any such event, the Corporation shall give notice, in the form of a certificate of adjustment, to BensonCo of the particulars of such event and, if determinable, the required adjustment and the computation of such adjustment.

BensonCo may for all purposes act and rely upon the certificate of the Corporation submitted to it pursuant to this subsection 2.5(1) and on the accuracy of such certificate, calculations and formulas contained therein.

(2)                      In case any adjustment for which a notice in subsection (1) of this Section 2.5 has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable give notice to BensonCo of the adjustment and the computation of such adjustment.

SCHEDULE B

INDEMNITY

In connection with the engagement (the "Engagement") of 1379074 Ontario Ltd. ("BensonCo") and the appointment of Randy Benson ("Benson") as a director and Chief Restructuring Officer of Hollinger Inc. (the "Company") pursuant to an engagement letter (the "Engagement Letter") among Benson, BensonCo and the Company dated as of July 15, 2005, the Company agrees to indemnify and hold harmless Benson and BensonCo and BensonCo's directors, officers, employees and agents, and any other person providing services to the Company pursuant to the Engagement Letter (collectively, the "Indemnified Parties" and individually, an "Indemnified Party"), from and against any and all losses, expenses, claims, actions, damages and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of its counsel on a solicitor and his own client basis that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "Claims") to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise in respect of or are based upon, directly or indirectly, the Engagement.

The Company also agrees that no Indemnified Party shall have any liability (whether directly or indirectly in contract or tort or otherwise) to the Company or any person asserting claims on behalf of or in right of the Company for or in connection with the Engagement except to the extent any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Party.  The Company will not, without Benson's written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.

Promptly after receiving notice of an action, suit, proceeding or claim against Benson, BensonCo or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, Benson or any such other Indemnified Party will notify the Company in writing of the particulars thereof.  The omission so to notify the Company shall not relieve the Company of any liability which the Company may have to any Indemnified Party.

The Company also agrees to reimburse BensonCo for the time spent by Benson in connection with any Claim at any time following the end of the Engagement at their normal per diem rates.  Benson and BensonCo may retain counsel to separately represent them in the defence of a Claim, which shall be at the Company's expense on a solicitor and his own client basis if (i) the Company does not promptly assume the defence of the Claim, (ii) the Company agrees to separate representation or (iii) Benson or BensonCo is advised by counsel that there is an actual or potential conflict in the Company's and Benson's or BensonCo's respective interests or additional defences are available to Benson or BensonCo, which makes representation by the same counsel inappropriate.

The obligations of the Company hereunder are in addition to any liabilities, which the Company may otherwise have to Benson or BensonCo or any other Indemnified Party.